

December 2, 2010

By U.S. Mail and facsimile to (408) 367-8430

Calvin Breed
Controller, Assistant Secretary and Assistant Treasurer
California Water Service Group
1720 North First Street
San Jose, California 95112

> **Re: California Water Service Group**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 7, 2010**
> **File No. 001-13883**

Dear Mr. Breed:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director